Exhibit 99.71

PRESS RELEASE

For immediate release

NOUVEAU MONDE IS PROUD TO BE RANKED 2nd ON THE OTCQX “BEST 50 COMPANIES” FOR 2020

MONTREAL, QUÉBEC, January 28, 2021 – Nouveau Monde Graphite Inc. (“Nouveau Monde” or the “Company”) (TSXV: NOU; OTCQX: NMGRF; Frankfurt: NM9) is proud to be named second amongst the OTCQX Best Market top performing companies for 2020. The OTCQX Best 50 is an annual ranking of the top 50 U.S. and international companies traded on the OTCQX market. The ranking is calculated based on an equal weighting of one-year total return and average daily dollar volume growth in the previous calendar year. Companies in the 2021 OTCQX Best 50 were ranked based on their performance in 2020.

Eric Desaulniers, President and CEO of Nouveau Monde, explains: “Being recognised by the OTCQX in this way is a reward for the hard work and commitment from our entire team to advance our projects and our story. All of our departments, whether operations, R&D, marketing and sales and communications played a role in making 2020 a milestone year. It is clear to us, especially as demonstrated through our market performance and trading volumes, that investors are onboard with our mission, our goals, and our unique value proposition as the only fully integrated, carbon-neutral graphite anode material producer of scale, outside of China. The EV and renewable energy sectors are picking up speed and we will be there to meet their demand as our commercial-scale operations begin in 2023”.

Arne H. Frandsen, Chairman of Nouveau Monde, continued: “It is an honour to be recognised like this by the OTCQX Best Market. To be on the “Best 50 list” is in itself a great achievement, and for Nouveau Monde to be named the second best in all of the U.S. and internationally is truly magnificent. We are grateful and proud to receive such a big international recognition – what a great start to 2021 for the entire team!”

For the complete 2021 OTCQX Best 50 ranking, visit: https://www.otcmarkets.com/files/2021_OTCQX_Best_50.pdf

About the OTCQX Best Market

The OTCQX Best Market offers transparent and efficient trading of established, investor-focused U.S. and global companies. To qualify for the OTCQX market, companies must meet high financial standards, follow best practice corporate governance, and demonstrate compliance with applicable securities laws.

About Nouveau Monde

Nouveau Monde is striving to become a key element in the sustainable energy revolution. The Company is working towards developing a fully integrated source of green and sustainable battery anode material in Québec, Canada. Targeting full-scale commercial operations by 2023, the Company is developing advanced carbon-neutral graphite-based material solutions for the growing lithium-ion and fuel cell markets. With low-cost operations and high ESG standards, Nouveau Monde aspires to become a strategic supplier to the world’s leading battery and auto manufacturers, ensuring robust and reliable advanced material, while guaranteeing supply chain traceability.

Media	Investors

Julie Paquet	Christina Lalli
Director, Communications	Director, Investor Relations
+1-450-757-8905 #140	+1-438-399-8665
jpaquet@nouveaumonde.ca	clalli@nouveaumonde.ca

Subscribe to our news feed: https://nouveaumonde.group/investors/#news

Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to (i) the positive impact of the foregoing on project economics, and (ii) generally, or the “About Nouveau Monde” paragraph which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the timely delivery and installation of the equipment supporting the production, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking information and statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking information and statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions. Unpredictable or unknown factors not discussed in this Cautionary Disclaimer could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. Further information regarding Company is available in the SEDAR database (www.sedar.com) and on the Company’s website at: www.NouveauMonde.group